SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Micrel, Incorporated
___________________________________________________________
(Name of Issuer)

Common Stock
___________________________________________________________
(Title of Class of Securities)

594793101

______________________________

(CUSIP Number)

January 27, 2009

___________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[X]     Rule 13d – 1(b)
[ ]     Rule 13d – 1(c)
[ ]     Rule 13d – 1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No 594793101	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America Corporation 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	0
	6 SHARED VOTING POWER	6,942,703
	7 SOLE DISPOSITIVE POWER	0
	8 SHARED DISPOSITIVE POWER	6,942,703
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,942,703
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
12	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No 594793101	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America, NA 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	878
	6 SHARED VOTING POWER	191,887
	7 SOLE DISPOSITIVE POWER	878
	8 SHARED DISPOSITIVE POWER	191,715
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,765
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON (See Instructions) BK

CUSIP No 594793101	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Columbia Management Advisors, LLC 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	186,315
	6 SHARED VOTING POWER	5,400
	7 SOLE DISPOSITIVE POWER	186,315
	8 SHARED DISPOSITIVE POWER	5,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,715
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No 594793101	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Investment Advisors, Inc. 56-2058405
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	172
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No 594793101	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Merrill Lynch Bank & Trust Co., FSB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	6,749,938
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	6,749,938
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,749,938
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON (See Instructions) BK

Item 1(a).     Name of Issuer:

                            Micrel, Incorporated

Item 1(b).     Address of Issuer’s Principal Executive Offices:

2180 Fortune Drive, San Jose, CA 95131

Item 2(a).     Name of Person Filing:

Bank of America Corporation
Bank of America N.A.
Columbia Management Advisors, LLC
Banc of America Investment Advisors, Inc.
Merrill Lynch Bank & Trust Co., FSB

Item 2(b).     Address of Principal Business Office or, if None, Residence:

Each Reporting Person has its or his principal business office at 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

Item 2(c).     Citizenship:

Bank of America Corporation	Delaware
Bank of America N.A.	United States
Columbia Management Advisors, LLC	Delaware
Banc of America Investment Advisors, Inc.	Delaware
Merrill Lynch Bank & Trust Co., FSB	United States

Item 2(d).     Title of Class of Securities:

Common Stock

Item 2(e).     CUSIP Number:

594793101

Item 3.          If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),

Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.          Ownership:

(a)

Amount beneficially owned: 6,942,703 shares(1) as of January 27, 2009, the date of the event triggering the filing (the “Trigger Date”). Subsequent to the Trigger Date, Merrill Lynch Bank & Trust Co., FSB (“MLTC”) acquired beneficial ownership of an additional 1,370,443 shares(2), resulting in beneficial ownership of 8,357,266 shares as of February 17, 2009.

(b)      Percent of class: 10.6%, based on beneficial ownership as of January 27, 2009 and 65,372,543 outstanding shares of Common Stock of the Issuer as of February 20, 2009, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2009. As of February 17, 2009, beneficial ownership was 12.8%.

(c)      Number of shares as to which MLTC has, as of the Trigger Date:

(i)	Sole power to vote or to direct the vote: 6,749,938 shares(1)

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 6,749,938 shares(1)

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

_______________

(1) 6,749,938 shares are held by the Warren H. Muller Trust dated 2/16/01 (the “Trust”). The provisions of the Trust named MLTC as the successor trustee of the Trust following the death of Warren H. Muller on January 11, 2009. Upon acceptance of the position of sole trustee of the Trust on January 27, 2009, MLTC acquired sole voting and investment power over the shares held by the Trust. Members of Mr. Muller’s immediate family are beneficiaries of the Trust.

(2)These shares are held by the following trusts (the “GRATs”):

Name of GRAT	No. of Shares

Warren H. Muller Annuity Trust IX dated January 19, 2007

Warren H. Muller Annuity Trust X dated July 18, 2007
Warren H. Muller Annuity Trust XI dated January 11, 2008
Warren H. Muller Annuity Trust XII dated July 17, 2008

                    Total:

88,607 161,253 560,000 560,563 1,370,443

     The provisions of the GRATs named MLTC as the successor trustee of the GRATs following the death of Warren H. Muller on January 11, 2009. Upon acceptance of the position of sole trustee of the GRATs on February 17, 2009, MLTC acquired sole voting and investment power over the shares held by the GRATs. Members of Mr. Muller’s immediate family are beneficiaries of the GRATs.

Item 5.          Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.          Ownership or More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company or Control
Person:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 8.          Identification and Classification of Members of the Group:

Not Applicable.

Item 9.          Notice of Dissolution of Group:

Not Applicable.

Item 10.     Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     April 16, 2009

Bank of America Corporation

Bank of America, N.A.

By:      /s/ Debra I. Cho
     _____________________

Debra I. Cho
Senior Vice President

Columbia Management Advisors, LLC

By:      /s/ Michael A. Jones
     _____________________

Michael A. Jones

President

Banc of America Investment Advisors, Inc.

By:      /s/ Jeffrey Cullen
     __________________

Jeffrey Cullen

Vice President

Merrill Lynch Bank & Trust Co., FSB

By:      /s/ Jennifer Marre
     __________________

     Jennifer Marre
     First Vice President

Exhibit 99.1

EXHIBIT 99.1 - JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated:     April 16, 2009

Bank of America Corporation

Bank of America, N.A.

By:      /s/ Debra I. Cho
     _____________________

Debra I. Cho
Senior Vice President

Columbia Management Advisors, LLC

By:      /s/ Michael A. Jones
     _____________________

Michael A. Jones

President

Banc of America Investment Advisors, Inc.

By:      /s/ Jeffrey Cullen
     __________________

Jeffrey Cullen

Vice President

Merrill Lynch Bank & Trust Co., FSB

By:   /s/ Jennifer Marre
     __________________

     Jennifer Marre
     First Vice President